788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 16-312 January 14, 2016

Platinum Group Metals First Quarter Results And Update

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s financial results for the first quarter ended November 30, 2015 and provides recent highlights and outlook. For details of the consolidated financial statements and Management’s Discussion and Analysis for the three months ended November 30, 2015, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in United States Dollars unless otherwise stated. This is the first period for which the Company has used United States Dollars as a presentation currency. The Company holds cash in Canadian dollars, United States dollars and South African Rand. Changes in exchange rates may create variances in the cash holdings reported in United States Dollars.

Recent Highlights

•

Surface milling and concentrating facilities at the Project 1 platinum mine, located on the Western Limb of the Bushveld Igneous Complex, South Africa, are now complete and cold commissioning has occurred. Hot commissioning is now in process.

•

On January 12, 2016 the Company announced an expanded diamond drilling program at Waterberg, located on the Northern Limb of the Bushveld Igneous Complex, South Africa, to delineate and upgrade shallow mineral resources. Prefeasibility work at Waterberg also continues.

•

On November 20, 2015 the Company announced the draw-down of both a $40 million Senior Secured Loan Facility from the Sprott Resource Lending Partnership and a $40 million Loan Facility from Liberty Metals & Mining Holdings, LLC, a subsidiary of Boston based Liberty Mutual Insurance and the Company’s largest shareholder.

•	On September 4, 2015 the Company filed an NI 43-101 Independent Technical Report regarding the updated resource estimate for the Waterberg Project announced in a news release dated July 22, 2015.

•	On August 28, 2015 the Company filed an NI 43-101 Independent Technical Report regarding the updated resources and reserves for Project 1 announced in a news release dated July 15, 2015.

•

On May 26, 2015 the Japan Oil, Gas and Metals National Corp. (“JOGMEC”), Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”) and the Company agreed to consolidate the Waterberg JV and Waterberg Extension properties. All of the Waterberg prospecting licenses and applications are to be transferred into a new holding and operating corporation of which the Company will own 45.65%, JOGMEC will own 28.35% and Mnombo will own 26%. Combined with the Company’s indirect stake through ownership of Mnombo, the Company will hold a 58.62% effective interest. As part of the agreement JOGMEC will fund $20.0 million in exploration and engineering work over the next three years to March 31, 2018.

PLATINUM GROUP METALS LTD.	…2

Results For The Three Months Ended November 30, 2015

During the three months ended November 31, 2015, the Company incurred a net loss of $0.7 million (November 30, 2014 – net loss of $5.04 million). Results for the comparative period in 2014 included the write off of deferred finance fees and finance termination fees amounting to $5.34 million. General and administrative expenses during the period were $1.40 million (November 30, 2014 - $1.62 million), gains on foreign exchange were $0.40 million (November 30, 2014 – $0.85 million) while stock based compensation expense, a non-cash item, totalled Nil (November 30, 2014 - $0.01 million). Finance income consisting of interest earned and property rental fees in the period amounted to $0.28 million (November 30, 2014- $1.09 million). Loss per share for the period amounted to Nil as compared to a loss of $0.01 per share for the first quarter of fiscal 2014.

The Company’s cash position at November 30, 2015 was $80.8 million (August 31, 2015 - $39.1 million). Accounts receivable at November 30, 2015 totalled $6.0 million (August 31, 2015 - $10.1 million) while accounts payable and other liabilities amounted to $10.1 million (August 31, 2015 - $16.4 million). Accounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa and amounts receivable from partners. Accounts payable included contract construction fees, drilling expenses, engineering fees, accrued professional fees and regular trade payables for ongoing exploration, development and administration costs.

During the three month period ending November 30, 2015, total expenditures by the Company for development, construction, equipment and other costs for Project 1 totaled approximately $33.7 million. Total expenditures on the Waterberg projects were approximately $1.4 million, all of which was funded by joint venture partner JOGMEC.

Hot commissioning of the Project 1 plant is now underway and platinum and palladium concentrate production is set to commence in the weeks ahead. Hot commissioning was rescheduled from mid-December to January 2016 to mitigate operational risks associated with the annual Christmas holiday season in South Africa. Underground development is ongoing and stoping is commencing. Development and stoping rates will need to increase from current levels to meet ramp up plans.

Outlook

The Company’s key business objectives for calendar 2016 will be to safely ramp-up the Project 1 platinum mine inline or exceeding our guidance and to advance the Waterberg Project through pre-feasibility and into preparations for a mining right application.

First concentrate production at Project 1 is now scheduled for late January 2016 or early February, 2016 with first concentrate deliveries to Anglo platinum scheduled for February, 2016.

We strive to continue our positive relationship with all stakeholders including labour, government and local communities by staying true to our principles, of fair dealing and open, honest dialogue in a climate of mutual respect.

PLATINUM GROUP METALS LTD.	…3

The Company plans to continue working on the Waterberg Project with its joint venture partners Mnombo and JOGMEC. The Company’s objectives are to determine the scale of the Waterberg deposit, to find the section of the deposit with the greatest thickness nearest to surface and to optimize the mine plan and metallurgical recovery of the deposit for inclusion in the pre-feasibility study now underway. A resource update based on current diamond drilling is anticipated in March 2016.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd., based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2002, Platinum Group holds significant mineral rights in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on moving its first near-surface Western Bushveld Joint Venture (WBJV) Project 1 platinum mine, to production.

Platinum Group has expanded its exploration efforts on the North Limb of the Bushveld Complex on the Waterberg Project. Waterberg represents a new bulk type of platinum, palladium and gold deposit that is being studied for potential mechanized mining.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”
CFO and Director

For further information contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

PLATINUM GROUP METALS LTD.	…4

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, the construction, development and ramp up of the Project 1 platinum mine; operational and economic projections with respect to the Project 1 platinum mine; future activities at Waterberg and the funding of such activities; trends in metal prices; the Company’s overall capital requirements and future capital raising activities; plans and estimates regarding exploration, studies, development, construction and production on the Company’s properties, other economic projections and the Company’s outlook. Statements of resources also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including; the Company’s capital requirements may exceed its current expectations; the uncertainty of operational and economic projections; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.